

May 31, 2011

Nigel Travis
Chief Executive Officer
Dunkin' Brands Group, Inc.
130 Royall Street
Canton, MA 02021

> **Re:** **Dunkin' Brands Group, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 4, 2011**
> **File No. 333-173898**

Dear Mr. Travis:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you have relied extensively here and throughout your filing on various data. Please furnish support for each of the key claims made, beliefs stated, or figures cited. We note, for example, statements that you are the world's "leading" franchisor of QSRs serving coffee and baked goods, your "industry-leading market share" in a "number of growing categories," the "significantly better guest traffic trends," your "#1 position" and "#2 position" in various QSR subcategories, your "leading market positions" in Japan, South Korea and the Middle East, and your "leading cash flow margins," among other statements. Please also quantify your cash flow margin in the second paragraph on page 1. Please provide us with a copy of this data as it relates to the statements you make in the prospectus.

2. Please revise to remove your reference to your customers as your "guests."

Market and other industry data, page ii

3. We note you have relied extensively on information provided by CREST. Please provide the consent of CREST pursuant to Rule 436 of the Securities Act and list CREST in the Experts section on page 150 or advise. Please also confirm that all market data and reports cited in the prospectus, including those provided by The NPD Group, Inc., Nielsen, Euromonitor International, Technomic Information Services, and Brand Keyes are publicly available for free or at a nominal cost. Otherwise, please file a consent from the preparer pursuant to Rule 436 or advise as to why a consent is not required.

4. Please remove the sentence, "We cannot guarantee the accuracy or completeness of any such information contained in this prospectus," as it is an inappropriate disclaimer.

Prospectus Summary, page 1

General

5. We note that your summary, in large part, repeats information contained in the MD&A and Business section. Please revise the summary to identify those aspects of the offering that are the most material to you.

6. We note your summary contains a lengthy description of your competitive strengths and business strategy. Please balance the disclosure in your summary by including a brief discussion of your current debt level and the challenges of implementing your strategy.

7. Please briefly describe your Sponsors and disclose any conflicts of interests that they may have with your shareholders. We note your disclosure regarding the Sponsor's controlling interest in the risk factors on pages 25, 27 and 28.

Our company, page 1

8. Please briefly describe the quick service restaurant concept and explain how it is differentiated from other restaurants.

9. Revise the last sentence on page 1 to disclose your net income for the fiscal year ended 2010. Also revise the second-to-last paragraph on page 68 of the Business section accordingly.

Our history and recent accomplishments, page 2

10. We note that you have used compound growth rates to describe your recent growth. As the use of compound growth rates only describes two snapshots in time, please revise this section and the chart on page 2 to present a more balanced picture of your financial performance over the last three fiscal years. We further note that you only describe the

comparable store sales growth for Dunkin' Donuts U.S. For example, please disclose the years, and the percentages by which, your systemwide sales decreased in the Dunkin' Donuts and Baskin-Robbins segments. Also briefly disclose how you "increased your overall profitability" and invested for future growth during the years 2008 and 2009. Please also disclose your net income for the last three fiscal years. Please revise here and page 69 accordingly.

Strong and established brands with leading market positions, page 2

11. Please revise to state as a belief of management that your brands have "well-established reputations for delivering high-quality beverage and food products at a good value through convenient locations with fast and friendly service." Please also define "aided brand awareness" and delete the term "strong." Please also revise the disclosure on page 75 accordingly.

Franchised business model, page 3

12. Please delete the statement that you generate "strong and consistent cash flow." Please also revise to disclose whether you believe the cost reductions, or a percentage of such cost reductions, are permanent. Briefly substantiate the $220 million in cost reductions and disclose the "other initiatives" you have taken. Also revise the Business section accordingly.

13. While we note that you may not be "directly impacted by changes in restaurant profitability," it appears that your financial results are still, to a large extent, dependent upon the operational and financial success of your franchisees. Please revise to remove the inference that you are not impacted by the profitability of your franchisees or advise.

Attractive store-level economics generate franchisee demand for new restaurants, page 3

14. Please revise the heading of this section to reflect that you are discussing new restaurant demand for your Dunkin' Donuts U.S. market segment only or advise. Please also delete the term "compelling" in relation to the franchisee investment opportunity and the phrase "robust and growing" in relation to your new restaurant pipeline, as you plan to open 200-250 new points of distribution in the U.S. in 2011, which is comparable to the 206 opened in fiscal year 2010. Also disclose that the number of your Baskin-Robbins U.S. stores has decreased since 2008. Please revise the Business section accordingly.

Experienced management team with proven track record in the industry, page 3

15. Please delete the term "proven" in the heading of this section and the corresponding section on page 70.

<u>Increase comparable store sales and profitability in Dunkin' Donuts U.S., page 4</u>

16. Please delete the term "highly recognizable" or substantiate your use of this phrase to describe your marketing campaign.

17. Please quantify the number of respondents that rated their experience "High Satisfied" and the total number of respondents to the survey referred to in the fourth paragraph.

18. Revise to explain the "attractive profit margins" of your coffee and other beverages in relation to your other products.

<u>Continue Dunkin' Donuts U.S. contiguous store expansion, page 4</u>

19. Please provide a timeframe for your long-term goal to more than double your U.S. footprint and reach a total of 15,000 points of distribution, to the extent possible.

<u>Increase comparable store sales growth of Baskin-Robbins U.S., page 6</u>

20. Please revise to state as a belief of management that the Baskin-Robbins brand has a "well-established reputation for high quality ice cream" and provide support for this belief. Please also quantify "attractive margins." Please also balance your discussion of the Baskin-Robbins brand strengths with disclosure regarding its weaknesses, including the decrease in same-store sales over the last three fiscal years and the reasons for such decrease. Similarly revise throughout your filing, including on pages 73 and 75.

21. Please quantify the "majority" of respondents that rated their overall experience as "Extremely Satisfied" and disclose the total number of respondents to the survey referenced on pages 6 and 74.

<u>The offering, page 7</u>

22. Please revise to briefly describe the reclassification in the last paragraph on page 7.

<u>Summary historical consolidated financial and other data, page 8</u>

23. Refer to footnotes (5), (6) and (8). It is unclear how your current presentation of summary pro forma financial information, included within your summary historical consolidated financial and other data as well as your selected historical consolidated financial and other data, meets the form and content requirements set forth in Rule 11-02(b) of Regulation S-X. In this regard, if you wish to include pro forma financial information in your summary and selected financial data, it appears that your filing should be revised to include a pro forma condensed balance sheet, statement of operations and any related accompanying explanatory notes that are prepared in

accordance with Article 11 of Regulation S-X. In addition, such pro forma financial information should be preceded by an introductory paragraph which briefly describes:

- each transaction for which pro forma effects are presented,
- the periods presented, and
- an explanation of what the pro forma presentation shows.

Please note that pro forma adjustments should be referenced to footnotes which clearly explain the assumptions involved and any calculations necessary for investors to understand the adjustments.

24. In regards to your pro forma information, adjustments that are directly attributable to this offering should be disaggregated from other pro forma information required by Article 11. In particular, we suggest you include a subtotal pro forma column that gives effect to adjustments associated with the offering and a separate column or columns that detail adjustments related to the reclassification of Class A and Class L shares, the anticipated $100 million in term loan borrowings, the refinancing, the corresponding repayment of senior notes and the termination of your management agreement with the Sponsors. For guidance, please refer to Instruction 6 to Rule 11-02(b) of Regulation S-X.

Risk Factors, page 11

25. Please delete the sentence that references additional unknown or immaterial risks. If risks are not material or are not known, they should not be referenced.

26. We note that you allow certain master franchisees to sub-franchise their franchise arrangement with you. If material, please include a separate risk factor to disclose the attendant risks of allowing sub-franchisees operate the franchise businesses.

27. We note disclosure on page 115 that some of your officers' restricted shares will vest upon a change of control if the Sponsors realize a specified rate of return on their initial investments in you. Please revise to create a separate risk factor to disclose such conflicts of interests here.

The terms of our indebtedness, page 14

28. Please revise to cross-reference to the more detailed discussion of your credit facility beginning on page 61.

If we fail to successfully implement our growth strategy, page 16

29. We note your statement that if you fail to add a "significant number" of new restaurants or open new stores at a level you "anticipate," your ability to increase your revenue and operating income would be adversely affected. Please revise here and in your "Business" section to disclose the number of additional restaurants that you need to open to meet your revenue and operating income goals for the next several fiscal years, if possible.

Increases in commodity prices, page 16

30. Please expand this risk factor to specifically disclose that the cost of goods, including ice cream and coffee, rose in fiscal year 2010 or advise.

Interruptions in the supply of product, page 18

31. Please revise to name all of the companies that you consider part of the "integral group" of suppliers, including the "four coffee roasters" and two "donut mix suppliers," or advise. Please also quantify the percentage of supplies you receive from this integral group. Please also clarify whether these suppliers are the same "top tier suppliers" of the NDCP. If not, please name these top tier suppliers.

32. You indicate that other than through certain contractual rights, you have a limited ability control National Distributor Commitment Program ("NDCP"). Please provide us with a detailed outline of these contractual rights and how they impact your ability to control NDCP. In addition, since it appears that such contractual rights may provide you with the ability to control NDCP, please tell us what consideration was given to the possibility that NDCP may represent a variable interest which should be consolidated in accordance with ASC Topic 810.

Termination of an arrangement with a master franchisee, page 19

33. Please revise to disclose here the percentage of your revenues that is derived from master franchisee arrangements.

We may not be able to enforce payment of fees, page 20

34. If material, please revise to disclose the number of franchisees that are operating pursuant to an unwritten franchise arrangement so that investors may better assess the risks.

Our tax returns and positions are subject to review and audit, page 22

35. Please quantify the IRS' proposed adjustments.

Requirements associated with being a public company, page 28

36. Please provide an estimate of the expected additional costs you will incur as a public reporting company.

The reclassification, page 32

37. It appears from your disclosure on page 32 that your Class A common stock will be converted into common stock and each class of common stock will be affected for a reverse stock split prior to the effectiveness of the registration statement for your planned

public offering. Please revise the Company's earnings per share and all related disclosures throughout the registration statement to give effect to this reverse stock split and related reclassification of your Class A common shares. Refer to the guidance outlined in ASC 260-10-55-12 and SAB Topic 4:C.

38. We also note from your disclosure on page 32 that immediately prior to the offering, the Class L common stock will convert into common stock plus an additional number of shares of common stock determined by dividing the Class L preference amount, by the initial public offering price of a share of your common stock in this offering. In this regard, please revise your consolidated balance sheet for the latest interim period presented to include a pro forma balance sheet (excluding effects of offering proceeds) presented alongside of the historical balance sheet giving effect to the change in capitalization. Also, pro forma earnings per share should also be presented on the face of the statement of operations for the latest fiscal year and subsequent interim period presented in the Company's financial statements giving effect to the number of shares into which the Class L shares will convert in connection with the offering. The notes to the Company's financial statements should also be revised to explain the nature of the pro forma presentations, including the significant assumptions used in calculating or determining the weighted average shares used in computing the Company's pro forma earnings per share for each period presented.

39. Also, it appears that the reclassification of Class A and Class L shares is structured in such a manner that the number of shares issued will significantly vary based on the offering price. As such, it appears that additional pro forma presentations should be made to give effect to the range of possible results. In particular, you should provide a sensitivity analysis detailing the impact that a change in one variable, in this case the offering price, will have on dilution and earnings per share.

Dividend Policy, page 34

40. We note from the disclosure on page 34 and from Note (13) to the financial statements that you declared and paid a $500 million dividend to your Class L common shareholders on December 3, 2010. In this regard, it appears that such dividend is to be paid out of proceeds of the offering rather than from the current year's earnings. As such, "adjusted" pro forma per share data should be presented, on the face of your financial statements for the latest year and interim period only, giving effect to the number of shares whose proceeds would be necessary to pay the dividend (but only the amount that exceeds current year's earnings) in addition to historical EPS and pro forma EPS as requested in our comment above. The number of shares to be added to the denominator for purposes of pro forma per share data should not exceed the total number of shares to be issued in the offering. Please note that for purposes of this interpretation, a dividend declared in the latest year would be deemed to be in contemplation of the offering with the intention of repayment out of offering proceeds to the extent that the dividend exceeded earnings during the previous twelve months. Refer to the guidance outlined in SAB Topic 1:B:3.

Selected historical consolidated financial and other data, page 39

41. Since it appears that franchisee reported sales is equivalent to system wide sales, a prohibited non-GAAP measure, please discontinue your presentation of franchisee reported sales included in the table presented on page 41.

Liquidity and capital resources, page 61

42. We note your disclosure that your senior credit facility requires you to maintain a certain leverage ratio and a coverage ratio that "will adjust over time." Please disclose how these ratios will adjust over time.

Business, page 68

43. Please revise your Business section to provide more detail regarding the structure, ownership, and management of NDCP and its relationship to Dunkin' Donuts. Please disclose the "certain contractual rights" you have to control the NDCP and file the contract with NDCP as an exhibit to your filing or advise as to why this is not necessary.

Franchised business model provides an attractive platform for growth, page 70

44. We note your discussion regarding the benefits of the franchise model. Please revise here to briefly disclose the drawbacks of the franchise model, such as, for example, the lack of ability to quickly grow your business or to scale back operations, if necessary.

Drive accelerated international growth of both brands, page 73

45. We note that you intend to pursue opportunities in China, Germany, Spain, Russia and other countries where you believe your presence is underserved. Please revise to disclose the status of each of these initiatives, your estimated timeline for increasing your presence in these markets, and the number of stores that you hope to add in the near future.

46. Please briefly explain what you mean by your "disciplined process" of identifying new markets to enter and provide more detail regarding the steps that you have taken thus far.

Industry overview, page 74

47. Refer to your disclosure regarding the compound annual growth rate for QSR visits in the U.S. during the breakfast daypart. Please revise to balance this disclosure by stating that you cannot provide any assurances that such growth rates will be sustained in the future. Also make similar revisions under the "Dunkin' Donuts—U.S." section on page 74.

Baskin-Robbins—U.S., page 75

48. Please revise the second sentence to state as a belief of management.

Manufacturing of Dunkin' Donuts bakery goods, page 83

49. Please revise to state as a belief of management that "the brand is supportive of profit building initiatives as well as protecting brand quality standards and consistency."

Management, page 89

50. Please revise to disclose each director's experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the company on an individual basis. Refer to Item 401(e)(1) of Regulation S-K and Regulation S-K Compliance & Disclosure Interpretation 116.05.

Long-term equity incentive program, page 100

51. Please advise as to whether the company expects any tranche 5 options to vest upon consummation of the offering.

Short-term incentive awards, page 102

52. Please revise to disclose the targeted and actual performance objectives achieved associated with your fiscal year 2010 annual incentive awards, including EBITDA and financial and operational business goals such as revenue, comparable store sales, systemwide sales and net development. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed analysis as to why disclosure of these company-wide goals would result in meaningful competitive harm. As many other companies disclose such targets without harm, we would expect your analysis to include a specific discussion of what makes your situation unique.

53. Please revise to disclose the "one-time or unusual items," which were excluded from the EBITDA calculation and the reason such items were excluded.

54. Please revise this section and, in particular, the last paragraph, to disclose how you determined that each named executive officer was entitled to the percentage and amount of compensation that each was awarded. Specifically include, for each officer, a discussion of how the compensation committee determined the extent to which his primary and secondary goals were met and how these goals were aggregated together to arrive at a final bonus amount.

Change of control, page 115

55. Please revise the last sentence of the third-to-last paragraph on page 115 to disclose the "specified internal rate of return."

Management agreement, page 124

56. Please file the management agreement as an exhibit to your filing or advise.

Material U.S. federal tax considerations, page 138

57. Please delete phrase that the tax summary "is for general information only," as investors are entitled to rely on this section.

Notes to Consolidated Financial Statements

Change in accounting for contingent rental income, page F-19

58. You indicate that due to a change in accounting methodology, goodwill increased by $3.2 million, which represents the cumulative deferral of income, net of deferred taxes, as of March 1, 2006 (the date of the BCT acquisition). In this regard, it is unclear how you determined that a change in accounting methodology outside the measurement period, should be reflected as an increase to goodwill associated with the BCT acquisition. In this regard, please provide us with the specific accounting literature you used to arrive at your conclusion. Also, tell us whether such adjustments relate solely to the cumulative deferral of income associated with BCT contingent rentals or whether they relate to the cumulative deferral of income associated with all of your contingent rental agreements.

Note (4) Franchise fees and royalty income, page F-20

59. Since the Company's operations are largely comprised of franchised operations, please revise the notes to the financial statements to include the disclosures outlined in ASC 952-605-50-3 with respect to changes in the number of franchised and franchisor owned operations.

Note (13) Stockholders' Equity, page F-33

60. Please revise the notes to the Company's financial statements to include an analysis of changes in the Class L common stock during each period presented in the Company's statements of operations. Refer to the guidance outlined in Rule 5-02(27)(c) of Regulation S-X.

(c) Equity incentive plans

61. We note from the disclosures included in Note 13 and Note 9 in the interim financial statements that during the various periods presented in the financial statements, the Company issued a significant number of stock-based compensation grants. Given that there is currently no public trading market for the Company's common shares and there appears to be no recent third party transactions in which the Company issued a significant number of its shares, please address the following:
    - We note from the discussion in the second paragraph on page F-36 that the fair value of the Company's restricted common shares was estimated on the date of grant based on recent transactions and third party valuations of the Company's common stock. Please tell us both the method and significant assumptions that were used in the third party valuations of the Company's common stock for the restricted shares that were granted during each period presented in the Company's financial statements.
    - Please tell us how the Company determined the fair value of its common shares at the grant dates for the options granted to the Company's executive and nonexecutive employees during all periods presented. Your response should indicate both the method and significant assumptions that were used in preparing the valuation of the Company's shares at the grant date that were used in the related option pricing model to value the Company's stock option grants.

    We may have further comment upon review of your response.

62. With respect to any stock-based compensation grants during the twelve month period preceding the date of the most recent balance sheet included in the registration statement, please revise the notes to the Company's financial statements to include the following disclosures:
    - For each grant date, please disclose the number of options or shares granted, the exercise price, the fair value of the common stock and the intrinsic value, if any per option.
    - Disclose whether the valuation used to determine the fair value of the equity instruments was contemporaneous or retrospective.
    - If the valuation was performed by a related party, disclose that fact along with the Company's relationship to the related party.

    Refer to the guidance outlined in paragraph 179 of the AICPA Audit and Accounting Practice Aid Series, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

63. Also, to the extent that the fair value of the equity instruments granted during the twelve months prior to the date of the most recent balance sheet included in the registration statement is based on either a retrospective valuation or a valuation performed by a related party, please revise MD&A to disclose the following with respect to the issuance of such equity instruments:
    - Discuss the significant factors, assumptions and methodologies used in determining fair value.

- Discuss each significant factor contributing to the difference between the fair value as of the date of each grant and (1) the estimated public offering price, or (2) if a contemporaneous valuation by an unrelated valuation specialist was obtained subsequent to the grants but prior to the public offering, the fair value as determined by that valuation.
- The valuation alternative selected by management and the reason management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist.

Refer to the guidance outlined in paragraph 182 of the AICPA Audit and Accounting Practice Aid Series, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

64. We note that certain disclosures required by ASC 718-10-50 have not been included in Note 13. Please revise to disclose the aggregate intrinsic value of options outstanding, options exercisable and options expected to vest as of the latest balance sheet date presented. Also, please disclose the intrinsic value of options exercised during each period presented in your statements of operations.

65. We note from the disclosures included in Note 13 that certain restricted shares and options granted by the Company provide for performance conditions which cannot currently be deemed probable of occurring. Please tell us and revise Note 13 to explain in further detail the specific nature and terms of the performance conditions that must occur for the restricted shares and options to become vested. If any of the restricted shares and options will vest in connection with the planned public offering, please revise MD&A to discuss the amount of expense that is expected to be recognized as a result of their vesting.

66. We note from the disclosure included on page F-37 that the Company determined the expected term for the Tranche 4 options granted to executives using the simplified method. We also note from the disclosure on page F-38that the simplified method was also used to determine the expected term for option grants to nonexecutive employees. Please revise to disclose the reasons why this method was used for certain of the Company's stock-based compensation grants, the types of share option grants for which the method was used if not used for all stock-based compensation grants and the periods for which the method was used if not used consistently for all periods. Refer to the guidance outlined in SAB Topic 14:D:2, Question 6.

Note (17) Related-Party Transactions, page F-49

67. Please revise the notes to the Company's financial statements to disclose the significant terms of the Investor Agreement and the Registration Rights and Coordination Agreement that have been entered into between the Company and the Sponsors as discussed on pages 123 and 124 of the registration statement. Refer to the disclosure requirements outlined in ASC 850-10-50-1.

68. Also, we note from the disclosure in the risk factors on page 25 that after the completion of the public offering, the Sponsors will continue to control a majority of the voting power of your outstanding common stock. Please revise the notes to the Company's financial statements to disclose the existence of this control relationship. Refer to the guidance outlined in ASC 850-10-50-6.

Dunkin Brands Group Inc. and Subsidiaries Interim Financial Statements, page F-51
Notes to the Consolidated Financial Statements

69. Please revise the notes to the Company's interim financial statements to include the summarized income statement information required by Rule 10-01(b)(1) of Regulation S-X with respect to the Company's equity method investees, BR Japan and BR Korea or explain why you do not believe these disclosures are required.

Item 17. Undertakings, page II-6

70. Please provide the undertaking set forth in Item 512(f) of Regulation S-K or advise.

Exhibits

71. Please file all exhibits and schedules to your Credit Agreement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Juan Migone at (202) 551-3312 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. You may contact Chanda DeLong at (202) 551-3490 or me at (202) 551-3642 with any other questions.

Sincerely,

Loan Lauren P. Nguyen
Special Counsel

cc: Craig E. Marcus *via facsimile* (617) 235-0514